

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2016

Philip Mansour
Chief Executive Officer
Alzamend Neuro, Inc.
50 W. Broadway, 3rd Floor
Salt Lake City, Utah 84101

> **Re:** **Alzamend Neuro, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 29, 2016**
> **File No. 367-00052**

Dear Mr. Mansour:

We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our September 15, 2016 letter.

Directors, Executive Officers and Corporate Governance, page 49

1. We refer to your disclosure regarding the FINRA settlement with Mr. Ault on page 51. Please revise your disclosure to clarify, if true, that he did not make all of the restitution he was required to make to certain investors, and that such restitution was required to be paid within 120 days of the FINRA settlement, rather than merely before his reapplication for association with FINRA.

Philip Mansour
Alzamend Neuro, Inc.
October 17, 2016
Page 2

You may contact Christine Torney at 202-551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Henry Nisser, Esq.
    Sichenzia Ross Friedman Ference, LLP